FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) October 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: November 9, 2010   BY: *Chris Robbins*

                                        It's   Vice President
                                                 (Title)

ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

November 9, 2010

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
             SEC FILE NO. 0-08797
             FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
        Vice President

October 4, 2010

Anglo Swiss Resources Inc. Drills 3.2 Meters of 17.29 Grams Gold at the Kenville Gold Mine

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
October 4, 2010   **TSX Venture: ASW**
                                                                              OTCBB: ASWRF
                                                                              Frankfurt: AMO

Anglo Swiss Resources Inc. ("Anglo Swiss Resources") reports significant advancements on its 100% owned Kenville Gold Mine property including the discovery of new high-grade gold veins from surface and underground drilling programs completed earlier this year. A new round of surface drilling will commence in October as permits have been received.

The Kenville Gold Mine property is located on the northern boundary of Anglo Swiss Resources' 160 square kilometers Nelson Mine Camp ("NMC").

The drill program produced 33 gold intercepts from 19 surface and 5 underground drill holes that exceeded 4.0 grams per tonne with a minimum apparent width of 0.5 meter. Management is very pleased of the discovery of additional high grade gold bearing quartz veins striking over distances of 100 to several hundred meters beyond the known Kenville Gold Mine's historical footprint. Recent drill intersections have also intersected new high grade vein structure at depths below the original production levels of the Kenville Gold Mine. These discoveries confirm the potential for new gold resources (with silver and copper enrichment), within this historic gold mining camp.

Drill Intersection highlights:

Hole Number DDH #	From (m)	To (m)	Interval (m)	Gold (g/t)
DH09-14A	90.94	92.28	**1.34**	**30.37**
DH09-14B	191.94	193.23	**1.29**	**12.69**
DH09-19	133.37	135.03	**1.66**	**54.37**
KE09-10	455.25	458.45	**3.2**	**17.29**
KU09-02	124.88	130.2	**5.32**	**2.14**
KU10-03	91.1	93.79	**2.69**	**18.65**
KW10-02	202.38	203.7	**1.32**	**15.89**

For US conversion: 1 meter = 1.0936 yard   1 troy ounce/short ton = 34.2857 grams/tonne

*   Two surface drill holes completed in 2010 intercepted what is interpreted as the potential extension of the Flat vein. Hole KE09-10 carried 15.07 g/T Au over 3.2 meters at a depth of 455 meters. This intersect is located about 100 meters south of where the flat vein was encountered in the flat stope area of the 257 Level. Similarly Hole KE10-15 intersected 32.31 g/T Au over 0.7 meters, another possible extension of the same flat vein. This intercept, however, lies 230m south of the flat stope.

Management believes that systematic drilling south of the flat stope could significantly extend the resources of the Flat Vein and the Eagle Veins sets. A drill program is planned to test the extent and continuity of the veins to the south this October. Its purpose is to significantly add tonnage to the resources of the Kenville Gold Mine.

*   To the north, Hole DH09-19 carried 54.37 g/T Au over 1.66 meters at a depth of only 33.37 meters from surface. It tested the lateral eastern extension of the sheeted veins in the underground workings.

These results are typical of the high grade gold veins that built the Kenville Gold Mine. All of its past production has come from high grade veins that show great continuity. These fissure veins are sheeted and stacked and do locally pinch and swell.

In 2010, Anglo Swiss Resource's Technical group undertook the compilation of all historical exploration data dating back to the 1940's, and successfully drilled new high grade vein areas to the south of the Kenville Mine. A 3D modeling of the Kenville workings, drill traces with ore grades, vein intercepts, etc is near completion. Both the compilation and 3D model will greatly assist exploration and ore definition at the Kenville Gold Mine and in adjacent areas. The company will explore the geometry and structural setting of the vein system and will focus on the zones with most dilational potential.

Other significant drill intercepts include:

Hole Number DDH #	From (m)	To (m)	Interval (m)	Gold (g/t)
DH09-14	111.6	112.78	1.12	5.86
DH09-14A	90.94	92.28	**1.34**	**30.37**
DH09-14B	191.94	193.23	**1.29**	**12.69**
DH09-19	133.37	135.03	**1.66**	**54.37**
KE09-01	153.35	153.88	0.53	10.55
KE09-02	120.66	121.29	0.63	4.25
KE09-03	30.76	31.62	0.86	8.77
KE09-04	143.95	144.45	0.50	4.48
	311.07	311.55	0.48	8.74
KE09-05	67.06	67.84	0.78	5.07
	104.65	105.05	0.40	6.2
KE09-06	141.85	142.58	0.73	5.04
	267.82	268.59	0.77	21.36
KE09-07	23.68	23.85	0.17	12.15
KE09-08	64.53	65.55	2.02	4.54
KE09-09	46.83	47.43	0.6	5.34
KE09-10	455.25	458.45	**3.2**	**17.29**
KE10-11	350.6	352.04	1.44	4.09
KE10-12	345.02	346.55	1.53	4.42
	387.29	387.99	0.70	17.94
KE10-13	25.55	27.02	1.47	4.79
KE10-15	227.99	228.69	0.70	32.31
	466.4	467.55	1.15	3.97
KU09-01	53.63	55.45	1.82	4.22
	154.68	155.73	1.05	5.17
	174.73	175.99	1.26	6.53
KU09-02	41.71	43.08	1.37	3.69
	124.88	130.2	**5.32**	**2.14**
KU10-03	33.6	34.34	0.74	4.00
	91.1	93.79	**2.69**	**18.65**
KU10-04	25.16	26.118	0.958	7.94
KW10-01	68.38	69.08	0.7	4.71
KW10-02	202.38	203.7	**1.32**	**15.89**

The sampled core was submitted for assay with proper reference certified material, blanks, samples duplicates for quality control and scrutiny for NI 43-101 purposes. Gold values were analyzed by fire assay; the analytical laboratories retained were Inspectorate IPL and ALS Canada, both of Vancouver. This release reports Au values only although minor silver and locally copper values were encountered during this drilling program.

Significant Drill Hole locations – this release

Hole_ID	EastNad83z11	NorthNad83z11	Elev_m	Depth_m	Inclinatio	Az
DH09-14	472207	5479775	1006.5	202.1	-70	180
DH09-14A	472207	5479775	1006.5	368.2	-80	180
DH09-14B	472207	5479775	1006.5	220.1	-63	135
DH09-19	472127.9	5479856	973	343.8	-60	60
KE09-01	472195.4	5479998	976	331.62	-69	270
KE09-02	472195.4	5479998	976	298.7	-90	0
KE09-03	472195.4	5479995	976	299.92	-76	90
KE09-04	472337	5479800	1043	331.01	-90	0
KE09-05	472337	5479800	1043	361.19	-79	270
KE09-06	472337	5479800	1043	429.77	-63	270
KE09-07	472262	5479950	1002	265.79	-78	90
KE09-08	472262	5479950	1002	387.1	-82	270
KE09-09	472262	5479950	1002	352.96	-72	270
KE09-10	472400	5479546	1058	510.36	-45	270
KE09-11	472400	5479546	1079	520.29	-58	270
KE10-12	472400	5479546	1079	551.08	-69	270
KE10-13	472400	5479546	1079	435.56	-83	270
KE10-15	472336	5479452	1088	530.05	-60	270
KU09-01	472110	5479650	808	222.5	0	270
KU09-02	472110	5479650	808	149.96	-43	270
KU10-03	472110	5479650	808	153.01	-65	270
KU10-04	472110	5479650	808	168.25	-85	270
KW10-01	471832.7	5479872	1237.5	286.207	-68	270
KW10-02	471832.7	5479872	1237.5	315	-78	270

All recent technical work has been supervised by, and the contents of this news release have been verified by, Ginette Carter, P.Geo, who is a qualified person as defined in National Instrument 43-101, standards of disclosure for mineral projects.

About Anglo Swiss

Anglo Swiss Resources is earning a majority interest in the 160 square kilometer Nelson Mining Camp, the host to the Company's 100% owned Kenville Gold Mine. The Nelson Mining Camp is the host to numerous, historical producing gold, silver and copper mines, surface adits and old workings. Exploration programs are underway throughout the Camp area with the focus on building a larger gold resource within the Kenville Gold Mine property and beyond to the south.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: corporate@anglo-swiss.com

Reader Advisory
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for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Anglo Swiss Resources' plan for future exploration and development of its properties.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: the ability of Anglo Swiss Resources to advance development of its properties; price volatility of gold and other metals; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; defective title to mineral claims or property, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labour relations matters. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law.